October 14, 2008
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 26, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 7, 2008
Definitive Proxy Statement Filed April 29, 2008
File No. 000-52105
Dear Mr. Schwall:
          On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated September 30, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.
          I have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Risk Factors, page 11
We depend on our subsidiaries for cash to meet our obligations and pay any dividends, page 15
1.	We note from your disclosure you are a holding company and your ability to meet your obligations or pay dividends “depend upon the cash flow of [y]our subsidiaries.” We further note your “subsidiaries’ ability to provide funding will depend on their earnings, the terms of their indebtedness (including the revolving credit facility), tax considerations and legal restrictions.” Please confirm, if true, that you are not required to provide the schedule prescribed by Rule 12-04 of Regulation S-X containing condensed consolidating financial information, or

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

otherwise advise. Please refer to the requirements for providing the condensed consolidating financial information under Rule 5-04 of Regulation S-X.

Response: The Company confirms to the Staff that it is not required to furnish Schedule I (Condensed Financial Information of Registrant) because the restricted net assets of consolidated subsidiaries, as defined by Rule 5-04 of Regulation S-X, was well below 25% of consolidated net assets as of December 31, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 32
2.	We note for purposes of your Fiscal 2007 Summary that you combined 2006 Predecessor and Successor results to compare with the results of the Successor for 2007. We further note you present data in a table format on page 33 and follow that data with a discussion of the material variances between the periods presented using the 2006 combined selected operational and financial information. Based on the manner in which you present your Management’s Discussion and Analysis (“MD&A”), we refer you to a finalized discussion document prepared by the Center for Audit Quality’s SEC Regulations Committee, based on an April 9, 2008 joint meeting with the SEC Staff. Document C (Amended as of June 9, 2008) of that meeting provides a discussion regarding the presentation of pro forma MD&A. [Within that meeting, the Staff provided the following response to Question I (summarized)]:
•	if a company wants to present pro forma information for purposes of discussion in the MD&A, sufficient information should be disclosed to allow a reader to understand the differences between the historical and pro forma amounts for the periods presented;

•	the analysis should supplement, but not replace an analysis of the historical financial statements included in the filing; and

•	the staff noted that it was not clear that the supplemental MD&A proposed would provide meaningful incremental information in all cases where a change in basis has occurred, such as in the case of fresh start accounting. Therefore, a determination as to whether a discussion of the historical financial statements should be supplemented by a discussion based on Article 11 pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made and the overall meaningfulness of any such supplemental pro forma discussion.

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

Please consider the above with respect to your disclosure of pro forma information and contact us at your earliest convenience to discuss your presentation further.

Response: The Company acknowledges that it did not fully comply with the noted discussion document prepared by the Center for Audit Quality’s SEC Regulations Committee. However, the Company did take into considerations all the facts and circumstance surrounding the transactions and believes it fully and clearly documented in the footnotes the bases of the combination and financial impact of each. Our purpose for combining the Successor and Predecessor periods in fiscal year 2006 was for ease of comparison between full fiscal years of 2007, 2006 and 2005 and allow for a meaningful discussion of trends in the business. A majority of the financial information presented in each fiscal year was not impacted by fresh start accounting and is comparable year-over-year. Items that were affected by fresh start accounting were explained when material as stated on page 32. For these reasons, the Company believes that the disclosure is clear and the readers understand that the information presented is on a comparable basis unless otherwise noted.
Statements of Consolidated Stockholders’ Equity and Comprehensive Income — Successor, page 69
3.	Please tell us how you have complied with paragraph 25 of FAS 130 to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income.

Response: The Company’s other comprehensive income has two components: benefit plan adjustments not recognized in earnings and foreign currency translation adjustment.

The Company inadvertently recorded the tax expense effect of $.7 million in 2006 and the tax benefit effect of $1.5 million in 2007 relating to the benefit plan adjustments to additional paid in capital rather than to other comprehensive income. The income tax effect relating to the benefit plan adjustments in both years were deemed not material to the 2006 and 2007 financial statements from both quantitative and qualitative aspects. The Company will make the adjustments and conform the disclosure to paragraph 25 of FAS 130 in future filings.

The translation adjustment included in the Company’s other comprehensive income was related to a FIN 48 liability of the Company’s Canadian subsidiary, which would ultimately be settled in Canadian dollars. The Company would not receive a tax deduction upon settlement of this tax liability. Accordingly, the tax effect of the translation adjustment was deemed to be zero. The Company will clarify the description of this line item in future filings to include similar language to the following:
“Foreign currency translation adjustment, net of tax of $0.”

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

Note 1. Summary of Significant Accounting Polices, page 71
Major Maintenance Activities, page 73
4.	We note your disclosure that “Substantially all of the major maintenance costs are accounted for using the direct expensing method.” Please expand your disclosure, as necessary, to explain the facts and circumstances that would lead to a different policy. In this regard, we note your use of the word “substantially.”

Response: The Company currently uses the direct expensing method for all major maintenance costs. The Company will remove the word “substantially” in future filings unless and until it uses other acceptable methods of expensing major maintenance costs.
Conditional Asset Retirement Obligations, page 74
5.	We note from your disclosure that Anglesey increased its conditional asset retirement obligation (“CARO”) during the first quarter of 2007 by approximately $9.0 million. However, you indicate the “treatment applied by Anglesey was not consistent with the principles of SFAS No. 143 or FIN 47;” and therefore, you “adjusted Anglesey’s recording of the CARO to comply with United States GAAP treatment.” Please tell us and expand your disclosure to explain why you believe the additional CARO recorded in 2007 did not comply with US GAAP. We note similar disclosure pertaining to Anglesey’s CARO in footnote five.

Response: Anglesey, which owns and operates an aluminum smelter at Holyhead, Wales in the United Kingdom, is an English limited company owned 49% by the Company and 51% by Rio Tinto Plc (“Rio Tinto”). As such, the treatment of CARO liabilities applied by Anglesey is under United Kingdom generally accepted accounting principles (“UK GAAP”), which is not consistent with the principles of SFAS No. 143 and/or FIN 47 under United States generally accepted accounting principles (“US GAAP”). The primary difference between the treatments of CARO liabilities under UK GAAP and US GAAP concerns the time period over which the fair value of CARO is estimated and the resulting accretion expense.

Because of the differences between UK GAAP and US GAAP with respect to the treatment of CARO liabilities, for purposes of the Company’s financial statements, the Company is required to adjust amounts recorded by Anglesey under UK GAAP as appropriate to reflect amounts required to be recorded under US GAAP. To further clarify that the adjustment results from the differences in UK GAAP and US GAAP, the Company will expand its disclosure in future filings to include language similar to the following:
“Anglesey (see Note 3) also recorded CARO liabilities of approximately $24.0 in its financial statements in prior years. The time period over which the fair value of

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

the CARO is estimated under the United Kingdom generally accepted accounting principles treatment applied by Anglesey is different from the time period over which the fair value of the CARO is estimated under the principles of Statement of Accounting Standards No. 143, Accounting for Asset Retirement Obligations or Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. As such, the resulting accretion expenses are different under UK GAAP and US GAAP. Accordingly, the Company adjusted Anglesey’s recording of the CARO to comply with GAAP treatment.”
To ensure that readers understand that the CARO liabilities of Anglesey, which applies UK GAAP, are adjusted so as to comply with US GAAP, the Company will continue to use similar language in future filings.
Note 4. Investment In and Advances to Unconsolidated Affiliate, page 79
6.	We note from your disclosure that the “nuclear plant that supplies power to Anglesey is currently slated for decommissioning in late 2010;” and that “Anglesey will have to secure power at prices that make its aluminum reduction operation viable.” Please tell us whether you have performed an impairment analysis of your investment in light of the facts and circumstances facing Anglesey and the results of that analysis, if applicable. If you have not performed such an analysis, please provide us with additional information to understand why you do not believe impairment should be considered in light of the circumstances.

Response: The Company has consistently performed an impairment review or analysis of its investment in Anglesey and concluded that there was no impairment. The Company will expand its disclosure in future filings to include language similar to the following:
“The Company continues to assess the recoverability of its investment in Anglesey as the facts and circumstances facing Anglesey evolve.”
Summary of Anglesey’s Operations, page 80
7.	Please expand your disclosure within footnote (1) to explain the nature of the items you are referring to as “equity method accounting adjustments and applying United States GAAP.”

Response: The equity method accounting and US GAAP adjustments refer primarily to the adjustment for Anglesey’s share based payments under APB 18 and the UK GAAP to US GAAP CARO adjustment.

Anglesey employees are eligible to participate in Rio Tinto’s employee share savings plan. In connection with this plan, Anglesey entered into a separate agreement (the

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

“Reimbursement Agreement”) with Rio Tinto which requires Anglesey to pay to Rio Tinto, in cash, an amount equal to the difference between the share price on the date shares are purchased under the Rio Tinto employee share savings plan and the amount paid by the employees of Anglesey to purchase such shares. Anglesey records a share based compensation expense to account for its payment to Rio Tinto under this Reimbursement Agreement. In accordance with APB 18, the Company recognizes its prorated reimbursement payment to Rio Tinto as a capital transaction at the time the reimbursement is made. As such, the Company reverses the compensation expense Anglesey records relating to the Reimbursement Agreement.

The UK GAAP to US GAAP CARO adjustment is discussed in the Company’s response to comment number 5.

To explain the adjustments, the Company will expand its disclosure in future filings to include language similar to the following:
“The Company’s equity income differs from 49% of the summary net income from Anglesey primarily due to a) share based compensation adjustments of $___, $___and $___for fiscal years ended ___, ___and ___, respectively, relating to Anglesey’s separate reimbursement agreement with Rio Tinto under Anglesey’s share based award arrangement and b) United States GAAP adjustment relating to Anglesey’s CARO in the amount of $___, $___and $___for fiscal years ended ___, ___and ___, respectively.”
8.	In addition, please tell us and expand your disclosure to explain why the “$11.6 difference between the Company’s share of Anglesey’s equity and the investment amount reflected in the Company’s balance sheet is being amortized (included in Cost of products sold) over the period from July 2006 to September 2009, the end of the current power contract.” Please cite the relevant accounting literature that supports your methodology.

Response: Paragraph 19(n) of APB 18 states that where the carrying amount of an investment in common stock of an investee that qualifies for the equity method of accounting and such carrying value is less than the underlying equity in net asset of the investee, then the difference should affect the determination of the amount of investor’s share of earnings or losses of an investee as if the investee were a consolidated subsidiary. Based on the above guidance, the Company amortizes the difference between the carrying value and its share of Anglesey’s equity through equity income over the remaining term of the current power contract. The Company further directs the Staff to footnote (b) of Note 2 in the Form 10-K for fiscal year ended December 31, 2007, for additional disclosure regarding the fresh start accounting adjustment relating Investment in and advances to unconsolidated affiliate. The Company will expand its disclosure in future filings to include language similar to the following:

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

“In accordance with APB Opinion No. 18, the difference between the Company’s share of Anglesey’s equity and the investment amount reflected in the Company’s balance sheet is being amortized (included in Cost of products sold) over the period from July 2006 to September 2009, the end of the current power contract, and thereby the end of the useful life based on the stated term of that contract.”
Controls and Procedures, page 122
9.	We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands that the conclusion of effectiveness is based upon the reasonable assurance level. See prior comment 2 of the staff’s March 31, 2006, comment letter regarding your annual report for the fiscal year ended December 31, 2006. In addition, please make conforming changes to your quarterly reports for the periods ended March 31 and June 30, 2008.

Response: The Company believes that readers should understand the interplay between the statement regarding “reasonable assurance” that is noted in the Staff’s comment and the conclusion of the effectiveness that follows only two sentences later. However, in future filings, the Company will revise any conclusion of effectiveness to expressly indicate that the conclusion of effectiveness is made at the reasonable assurance level. In this regard, the Company proposes to use language similar to the following in future filings:
“Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of ___, 20___at the reasonable assurance level.”
Note 16. Segment and Geographical Area Information, page 105
10.	We note you present ‘Segment Operating Income (Loss)’ under this heading. However, it appears the total amounts presented do not reconcile to your consolidated income before income taxes, extraordinary items, and discontinued operations as contemplated by paragraph 32(b) of FAS 131. Please modify your presentation accordingly or otherwise explain why you believe your presentation complies with the reconciliation guidance of FAS 131.

Response: The Company currently provides a reconciliation of segment operating income (loss) to the consolidated operating income on the income statement rather than reconciling segment operating income to the consolidated income before income taxes as contemplated by FAS 131. The Company believes that even though this presentation did not strictly comply with FAS 131, it was not misleading to readers as the reconciliation

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

from operating income to income before income taxes was presented to readers under the income statement. The Company will modify its presentation in future filings to include an additional reconciliation from operating income to income before income taxes.
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Note 1. Summary of Significant Accounting Policies, page 6
Realization of excess tax benefits, page 7
11.	We note from your disclosure you “made an accounting policy election to follow the tax law ordering approach in assessing the realization of excess tax benefits upon vesting of non-vested share awards and performance shares, exercising of stock options and payment of dividends on non-vested share awards and performance shares expected to vest.” Please confirm, if true, that this accounting policy election did not represent a change in accounting principle as defined by paragraph 2(c) of FAS 154 or otherwise advise.

Response: The Company confirms to the Staff that this accounting policy election does not represent a change in accounting principle as defined by paragraph 2(c) of FAS 154. The Company did not make an accounting policy election prior to 2008 because the Company was in a taxable loss position prior to 2008 due to various tax circumstances/deductions and as such did not and could not benefit from any additional tax deduction as a result of employee equity awards-related activities.
Definitive Proxy Statement Filed April 29, 2008
Please confirm in writing that you will comply with comment 12 in all future filings. Also provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.
Director Compensation, page 59
12.	Disclose by footnote to your director compensation table, for each director, the grant date fair value of each stock award granted during your last completed fiscal year. In addition, please disclose for each director the aggregate number of stock awards and option awards, if any, outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The Company notes the Staff’s comment. The Company will supplement the footnotes to the director compensation table and will comply with comment 12 in all future filings with language similar to the following:

Mr. H. Roger Schwall
Securities and Exchange Commission
October 14, 2008

“The grant date fair value of each restricted stock award, computed in accordance with SFAS No. 123-R, was $___. As of December 31, 20___, each non-employee director held ___shares of restricted stock.”
*     *     *     *     *     *     *
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770, or by facsimile at 949-614-1870.

Very truly yours,
/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan Cherrie I. Tsai Troy B. Lewis